BROOKFIELD PROPERTIES CORPORATION

PROXY

PROXY, solicited by Management, for the Annual and Special Meeting of Shareholders of Brookfield Properties Corporation to be held on Wednesday, April 27, 2005 in New York City at 300 Madison Avenue at 11:30 a.m. (e.s.t.).

The undersigned shareholder of Brookfield Properties Corporation (the “Corporation”) hereby appoints GORDON E. ARNELL, or failing him RICHARD B. CLARK (or in lieu thereof. . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . .. . . . . . . . . ), as proxy of the undersigned, with the power of substitution, to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held on Wednesday, April 27, 2005, and at any adjournments thereof, on the following matters:

1.	Special Resolution authorizing an Amendment to our Articles of Incorporation to fix the number of directors at 13 (Schedule A of Management Proxy Circular) (mark only one of (a) or (b))

(a)	☐ FOR the adoption of the special resolution authorizing an amendment to the Articles of Incorporation; or

(b)	☐ AGAINST the adoption of the special resolution authorizing an amendment to the Articles of Incorporation.

2.	Election of Directors (mark only one of (a) or (b))

(a)	☐ FOR the election of directors of all nominees listed in the accompanying Management Proxy Circular other than (please specify). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ; or

(b)	☐ WITHHOLD from voting in the election of directors.

3.	Resolution confirming our new By-laws (Schedule B of Management Proxy Circular) (mark only one of (a) or (b))

(a)	☐ FOR the adoption of the new By-laws; or

(b)	☐ AGAINST the adoption of the new By-laws.

4.	Appointment of Auditors (mark only one of (a) or (b))

(a)	☐ FOR the appointment of auditors and authorizing the directors to fix the auditors’ remuneration; or

(b)	☐ WITHHOLD from voting in the appointment of auditors and authorizing the directors to fix the auditors’ remuneration.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the notice of meeting and on all other matters that may properly come before the meeting. Unless otherwise specified above, the shares represented by this proxy will be voted by the persons whose names are printed above, for the adoption of the amendment to the Articles of Incorporation, for the election as directors of all nominees specified in the accompanying Management Proxy Circular, for the adoption of the new By-laws, and for the appointment of auditors.

Name of Shareholder: ___________________________________________________________________________

Number/Class of Shares: _________________________________________________________________________

________________________________________________________ Date: ___________________________, 2005

Signature

NOTES:

1.	If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by management of the Corporation.

2.	If the shareholder is an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled “Non-Registered Holders” and “Revocation” in the accompanying Management Proxy Circular and carefully follow the instructions of their intermediaries.

3.	To be valid, this proxy must be signed and deposited with the Secretary of the Corporation, c/o CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address: Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9; or if delivered by facsimile at 416-368-2502), not later than the close of business on April 25, 2005 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before any adjournment of the meeting.

4.	A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to represent the shareholder at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint and delivering the completed proxy to the Secretary of the Corporation as set out above.

5.	Reference is made to the accompanying Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting, including the right of a shareholder to cumulate the shareholder’s votes in the election of directors.

6.	If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.

7.	The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.